The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT

02 JUL 11 12:10

July 4, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02042502

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

NOTICE OF RESOLUTIONS OF
THE 1ST ORDINARY GENERAL MEETINGS OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

N. Minei

dlw 7/12

Nobuaki Minei
Manager
Settlement Administration Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

June 27, 2002

To: Shareholders

Kiichiro Furusawa
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

NOTICE OF RESOLUTIONS OF THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

We are to inform you of the following reports and resolutions made at the Company's the 1st Ordinary General Meeting of Shareholders held on June 27, 2002:

Matters to be reported: Matters concerning report on the balance sheet as of March 31, 2002, and the statement of income and the business report for the 1st term (from February 1, 2002 to March 31, 2002)

The contents of the above statements were reported.

Matters to be resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 1st term

This agendum was approved and resolved as originally proposed.
A dividend is ¥2.5 per share annually for Common stock, ¥40 per share annually for Class I preferred stock, ¥14.40 per share annually for Class II preferred stock, and ¥20 per share annually for Class III preferred stock.

Agendum 2: Partial amendment of the Articles of Incorporation

This agendum was approved and resolved as originally proposed.
Contents of major amendment are as follows:

1. The Law concerning the Partial Amendment to the Commercial Code, etc. (Law No. 128, 2001), which includes establishment of new warrant ("*Shinkabu-yoyakuken*") system, amendment in Class stock ("*Shyurui-kabushiki*") system, Electronic documentation

for corporate documents, etc., became effective on April 1, 2002. In connection with the above changes, we shall make the necessary amendments on the relevant provisions.

2. Since the effective terms for Article 1 of Supplementary Provisions has expired from incorporation of the Company, and Article 2 to 4 of Supplementary Provisions will expire after this General Meeting of Shareholders closes, we shall delete the Article 1 to 4 of Supplementary Provisions.

Agendum 3: Matters concerning election of all eight (8) Directors due to expiration of office terms

Messrs. Hisao Muramoto, Kiichiro Furusawa, Kazuo Tanabe, Tomohiro Ito, Tadashi Kawai, Michio Taki, Hiroshi Yamaguchi, and Jun Okuno were re-elected as originally proposed. All Directors assumed their respective offices.

Agendum 4: Matters concerning election of all five (5) Auditors due to expiration of office terms

Messrs. Kazuho Oda, Shunji Higuchi and Shigenori Koda were re-elected and Messrs. Shunpei Kazama and Masahiro Kajimura were newly elected as originally proposed.

Agendum 5: Matters concerning granting of retirement allowances to retiring Auditors

With respect to this agendum, it was approved and resolved that the retirement grants to retiring Auditors, Messrs. Makoto Yamakami and Kazuhiro Tokuno to be paid in appreciation of their services to the Company during their respective terms of office within reasonable amounts based on the Company's rule; and that the determination of the amounts, the date of presentation and the procedures be entrusted to the consultation of Auditors regarding the Auditor respectively.

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